FOR IMMEDIATE RELEASE

             ICAHN ISSUES OPEN LETTER TO SHAREHOLDERS OF CVR ENERGY


CONTACT: SUSAN GORDON, (212) 702-4309

New York, New York, March 14, 2012 - Carl C. Icahn today issued the following open letter to shareholders of CVR Energy, Inc.:

Dear CVR Shareholders,

     On March 12, a major news organization published commentary about my record and intentions at your company which prompt me to respond directly to you. The piece was so fraught with inflammatory rhetoric and reasons not to tender your stock that I would not be surprised if it was written by a PR firm paid for by CVR. I am amazed that a reputable media organization would publish it.

     The article implied that I "burned" other shareholders to achieve a 35% return in 2011, a charge that is outrageous and ill-informed. Let me set the record straight. The returns I achieved in 2011 were by working assiduously to increase the value of stocks like Biogen, Chesapeake Energy, Motorola, Take-Two, Regeneron, among others, which led to gains of billions of dollars for ALL shareholders, not just my firm.

     It is a common charge that corporate activists like myself are only out to line our own pockets, a charge invariably leveled by PR firms hired by companies we target. The truth is, we almost invariably target companies where managements have repeatedly failed to deliver. It is often only outside activists that can force them to change direction for the benefit of you, the shareholders.

     In fact, over the last few years, our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested.

     In addition to those mentioned above, these stocks include Genzyme, BEA Systems, Lawson Software, Mentor Graphics, ImClone, Kerr-McGee, Fairmont Hotels, Take-Two, Anadarko, Korea Tobacco and many others. Despite what certain PR firms and others would have you believe, it is obvious that our activities have been to the benefit of ALL shareholders, not just us. I believe our activities are positive for our economy.

     In this regard I recommend an article in the Journal of Applied Corporate Finance entitled "Is Carl Icahn Good for Long-Term Investors?" which concluded, among other things"a significant numberof Icahn's targets ended up being acquired or taken private within 18 months of his initial investment. The shareholders of those companies earned abnormal returns of almost 25% from the time of Icahn's initial investment through the sale of the company." I believe that as a result of our involvement, not only did all shareholders benefit, but that these companies became more productive and more competitive.

     From our perspective as long-term and highly successful investors in the energy sector, we believe that the only way to release value at CVR is for the company to be sold or broken up at this time. With our tender offer, we are offering shareholders a win-win. If our offer is successful and our board nominees are elected, we believe that a sale of the company in an open auction process is possible, thus giving shareholders an opportunity for greater profit as a result of owning the contingent value right embedded in our offer.

     But even if we are unable to sell the company, you the shareholders will still have received $30 per share for a stock that closed at $26.78 on March 13 and has never closed above our offer.

     With your support, our tender offer can be successful and we will have the opportunity to demonstrate our value-creation abilities at CVR as we have done many times in the past. However, if less than 36% of the outstanding shares are tendered to us in our offer on March 23, we will respect the views of shareholders and move on to pursue other opportunities.

Sincerely,

Carl C. Icahn


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NOTICE  TO  INVESTORS
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE TENDER OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED FEBRUARY 23, 2012 AND RELATED DOCUMENTS THAT CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES DISTRIBUTED TO HOLDERS OF COMMON STOCK OF CVR ENERGY, INC. AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS EXHIBITS TO THEIR SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FROM THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF CVR ENERGY, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CVR ENERGY, INC AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2012.